UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 2

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

 Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Managing Director and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone:  (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

 CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$57,300.00

*
Estimated for purposes of calculating the amount of the filing fee only.  This calculation assumes the purchase of a total of 1,000,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd., at the tender offer price of $500 per Share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $57,300.00 Filing Party: White Mountains Insurance Group, Ltd. Form or Registration No.: Schedule TO Date Filed: February 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”) on February 24, 2012, relating to the offer by the Company, to purchase 1,000,000 of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $500 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2012 and in the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 1 through Item 12.

The fourth paragraph of “Section 4: Acceptance for Payment and Payment for Shares” is hereby amended and restated in its entirety as follows:

For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased, subject to Odd Lot priority and proration, Shares properly tendered and not properly withdrawn, if and when the Company gives oral or written notice to the Depositary, as agent for the tendering shareholders, of the Company’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Company and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. As a result, the date of acceptance for payment and payment for Shares pursuant to the Offer will be used to determine the Shares that participate in the Company’s dividend payable on April 4, 2012, the record date for which is March 26, 2012. See the Letter of Transmittal.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ J. Brian Palmer
Name: J. Brian Palmer
Title: Vice President and Chief Accounting Officer

March 8, 2012

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